2022
Annual
Report


CLICK


Proven Solutions for a Growing World

SUMMARY FINANCIAL DATA

Operating Statement Data:	2022	2021	2020	2019	2018
			Year Ended December 31,		
Revenues	$ 1,511,081	$ 1,378,053	$ 1,287,552	$ 1,143,720	$ 1,024,791
Costs and expenses:					
Operating	976,316	884,232	823,297	730,096	666,141
Selling	271,882	242,453	227,392	209,148	184,388
General and administrative	116,036	99,784	89,528	76,738	67,462
Depreciation	51,969	52,927	53,888	57,292	54,914
Amortization of intangible assets	3,228	3,044	2,827	2,545	2,055
Gain on sale of assets, net	(8,586)	(5,653)	(3,581)	(2,055)	(5,106)
Income from operations	100,236	101,266	94,201	69,956	54,937
Interest expense	(6,129)	(4,973)	(6,899)	(8,514)	(7,039)
Interest income	955	175	2,135	348	350
Other expense	(9,863)	(7,021)	(5,555)	(8,112)	(11,505)
Income before income taxes	85,199	89,447	83,882	53,678	36,743
Income taxes	23,909	23,748	22,945	12,628	9,385
Net income	$ 61,290	$ 65,699	$ 60,937	$ 41,050	$ 27,358
Earnings per share-diluted *	$ 1.31	$ 1.38	$ 1.32	$ .86	$ .54
Shares used for computing per share amounts-diluted	46,737	47,590	46,066	47,956	50,962
Other Financial Data:					
Depreciation and amortization	$ 55,197	$ 55,971	$ 56,715	$ 59,837	$ 59,969
Capital expenditures	89,240	67,528	57,650	58,355	60,410
Cash flow provided by (used in):					
Operating activities	77,849	75,969	152,081	83,353	62,104
Investing activities	(131,516)	(87,178)	(54,928)	(63,322)	(61,377)
Financing activities	52,827	14,443	(92,059)	(31,824)	9,065
Cash dividends declared per share *	.08	.06	.05	.05	.05

*Prior periods have been adjusted for the two-for-one stock split effected in October 2021.

ANNUAL MEETING
The Annual Meeting of Shareholders of The Davey Tree Expert Company will be held at the Davey Institute in Kent, Ohio, and virtually on Tuesday May 16, 2023, at 5:00 p.m. EDT.

ACCESS TO COMPANY REPORTS
All periodic reports filed with the Securities and Exchange Commission (SEC) can be viewed through our Internet website, by hyperlink to the SEC's website (http://www.sec.gov). Also, copies of our Annual Report on Form 10-K are available, without charge, upon written request.

VISIT OUR WEBSITE
To learn more about The Davey Tree Expert Company visit us at http://www.davey.com/shareholders.

BALANCE SHEET DATA

Balance Sheet Data:	Year Ended December 31,				
	2022	**2021**	**2020**	**2019**	**2018**
Total assets	$ 956,221	$ 772,941	$ 655,354	$ 596,924	$ 526,623
Long-term debt	230,768	123,531	77,068	143,354	155,563
Other long-term liabilities	180,305	154,663	125,353	103,497	69,338
Redeemable common shares related to 401KSOP and Employee Stock Ownership Plan (ESOP)	169,978	169,931	153,387	124,555	119,049
Shareholders' equity	129,800	103,840	79,674	59,846	43,361
Total common shares *	9,188	9,392	10,226	10,294	11,284
Common shares: *					
Issued	76,640	76,436	75,602	75,534	74,544
Less: In treasury	43,110	41,325	40,187	39,474	40,066
Net outstanding	42,718	44,503	45,641	46,354	45,762
ESOT valuation per share *	$ 18.50	$ 18.10	$ 15.00	$ 12.10	$ 10.55



CASH DIVIDENDS	STOCK PRICE	ACTIVE	STOCK SUBSCRIPTION	NET REVENUE
$0.08	**$18.50**	**SHAREHOLDERS**	**SUBSCRIBERS**	**$1,511,081**
Dividends Per Share	Stock Proce Per Share			Net revenues (in 000s)
+33%	**+2.2%**	**6,216**	**750**	**+9.7%**
				Year-to-year

OVERVIEW



Pat Covey, Chairman, President and CEO

I am pleased to report that the Company had another exceptional year financially in 2022, while staying true to our priorities of creating opportunities for and engaging our employees, providing a relentlessly positive experience for our clients, and rewarding our shareholders with optimal returns on their investment. In the past five years alone, since we achieved the $1 billion revenue threshold in 2018, our revenues have grown approximately $500 million, or 48%, and we have added over 1,800 new employees, an increase of 19%. Our successes continue to be a testament to our exceptional employees and culture. We have created an incredible foundation from which to build on, and we continue to execute on strategies to attract and develop the talent needed to maintain our current trajectory of success.

As our business grows and evolves, we remain committed to investing in our employees, systems, operations and other facets of the business to support this growth. Additionally, we remain focused on safety and improving our technical capabilities, client service, and community involvement. These areas will be critical to our success now and for the future, and I want to personally thank each one of our employees and partners for making 2022 a successful and rewarding year. In spite of the economic challenges that we faced in 2022, they delivered on countless accomplishments while remaining focused on our core values: Integrity, Safety, Perseverance, Expertise, Stewardship and Leadership.



CLICK

UTILITY SERVICES

2022 REVENUE:
Increased by
$75.4 million
or
9.9%


CLICK
RESIDENTIAL/COMMERCIAL SERVICES
2022 REVENUE:
Increased by
$56.3 million
or
9.2%

For the year, the Company delivered $1,511,081,000 in net revenue, representing growth of 9.7%, or $133,028,000, from 2021 net revenues of $1,378,053,000. Consistent with the prior year, both Utility and Residential/Commercial (R/C) business segments delivered record revenues. However, income from operations decreased in both business segments, and the Company's net income decreased by $4,409,000 in 2022 to $61,290,000. The reduction in profitability related to items that impacted most companies: Fuel price increases, employee wage increases and other inflationary pressures in 2022. As an example, since 2018, our fuel costs are up 68% while gallons consumed are only up 14%. If fuel costs alone were flat in 2022 compared to 2021, income from operations would have increased from 6.6% to 7.7%. The Company remains fundamentally and financially solid with strong revenue growth and backlog. Our dedicated employees, armed with an array of resources, continue to provide our clients with exceptional service and earn their trust every day. We enter 2023 optimistically, with a strong balance sheet and backlog and are prepared for the opportunities that will inevitably arise.

As I mentioned last year, we scheduled a stock subscription offering for mid-2022. I am glad to share that it was a great success and was the largest stock subscription to date at Davey. Approximately 750 new and existing employee shareholders signed up for close to 2,000,000 shares, including the stock rights. The success of the stock subscription, combined with significant increases in our employee stock purchase program in 2023, reinforces the commitment and faith that our employees have in the Company and the employee ownership model.

Our independent stock valuation firm, Management Planning Inc., determined that our stock price, effective December 31, 2022, increased $.40 to $18.50 per share or 2.2% from the mid-year 2022 and year-end December 31, 2021, stock price of $18.10.

We had some strong headwinds to overcome in our stock valuation for 2022 in the form of significant decreases in the public markets and peer group, increasing interest rates, and margin erosion due to inflationary pressures. The impacts of the financial markets being down 20.9% since the beginning of 2022, and our peer group being down 7.9% for the year, were significant as both of these items weigh heavily on our stock valuation. Given the global economic and supply chain challenges impacting both Davey and the overall economy during 2022, we view the increase in our stock price as a significant win for our shareholders, and a true testament to the "never say quit," grit of our employees.

With the reinvestment of dividends, we posted a 2.7% return to our shareholders for the year: again, a nice return given the financial markets' negative performance in 2022. Diluted earnings per share, decreased from $1.38 in 2021 to $1.31 in 2022. Combined shareholders' equity increased to a record level of $299,778,000 compared to $273,771,000 at the end of 2021.

OPERATIONS

Both Utility and R/C segments experienced revenue growth in 2022 compared to the prior year, coming off a record year in 2021. The Utility segment was up $75,481,000 or 9.9% over 2021, even with some customer pullback in the second half of the year. The Utility service lines did a great job managing the challenges and delivering a successful 2022. The R/C segment was up $56,306,000 or 9.2% compared to 2021. All the service lines within the R/C segment experienced improvement from their prior year's revenue numbers.

RESIDENTIAL / COMMERCIAL

The R/C tree care service line grew by $28.7 million or 7.5% from 2021, coming off a record setting year. Their performance was the result of several factors that have continued to support the service line, including targeted marketing efforts, a focus on improved productivity, expansion of liquid services, and an ongoing commitment to provide our clients with exceptional service. The Resource Group R/C revenue increased by $11.7 million or 12.9% from the prior year. This group continues to grow both organically and through targeted acquisitions in the areas such as mitigation banking and environmental consulting services. Commercial Landscape Services (CLS) was up $14.2 million or 13.8% from 2021. The CLS team has refocused in several places including bidding on work in the right areas, zeroing in on profitability, and focusing on talent.

The R/C segment profitability declined slightly in 2022, by 3.2%, from 2021. Even with the strong R/C segment revenue growth, it was a challenge for the service lines to overcome inflationary headwinds in 2022, especially regarding fuel and wage increases. The teams did a great job managing the constant pricing challenges throughout the year, being flexible with our clients and delivering safe and productive services. They also continued to find operational efficiencies and take advantage of the consistent, strong demand for our services.

As we enter 2023, we continue to see a robust backlog for our services in the R/C segment and are continuing to manage a large pipeline of strong acquisition candidates that make us optimistic about turning in another excellent year. Thank you to the R/C field employees and the management teams for their resilience, dedication, and hard work in 2022, as they produced another great year, while working though some challenges.

UTILITY

The Utility segment revenue grew by $75,481,000 or 9.9% from the prior year. This increase was led by two service lines. The first is the Utility Resource Group, which was up $63.6 million or 30.3% year-over-year, coming off impressive growth in 2021 as well. Their revenue growth continues to be driven by the expansion of services with existing clients as well as growth in various long-term strategic initiatives. In particular, a significant portion of the growth was from our Asset Management team related to make-ready engineering and other related services that are supporting the nation's investments in utility infrastructure. The second is Eastern Utility, where revenue increased $28.9 million or 12.4% compared to 2021. This was a nice double-digit growth year for Eastern Utility, and it was primarily due to the cultivation of several new clients and growth on existing clients. The Surgery Company saw a slight reduction in revenue in 2022 as a result of budgetary constraints on one of their larger clients. The team has done a great job managing through some challenges on the West Coast relating to weather, clients, and costs. Overall, the Utility management team did an outstanding job remaining flexible in adverse times, and they delivered solid growth for the year despite challenging market conditions and minimal storm revenues.

The Utility segment profitability was down 15.7% in 2022, coming off a strong year in 2021. Even with the 9.9% revenue growth, it was a challenge for Utility to overcome inflationary headwinds, especially with fuel and wage increase challenges as similarly experienced by the R/C segment. The reduction in Surgery revenue also had a negative impact on profitability in the segment. A positive, from the profitability perspective, came from the Utility Resource Group, which

continues to provide strong, double-digit profit on top of their significant revenue growth that they experienced in 2022.

As we begin to work through 2023, we are well-positioned to assist our utility clients with solutions for their vegetation management, asset management and environmental planning needs. Flexibility and resiliency will remain key as the Utility teams manage through 2023. I want to thank the Utility service lines for their hard work and dedication in 2022. Your perseverance, discipline and operational innovation continue to serve the Company well as we look forward to an exciting 2023.

CANADA

Our Canadian operations revenue was up in Canadian dollars, but due to the adverse exchange rate impact, was down slightly in 2022 when converted to U.S dollars. By segment, the Residential team produced a modest gain, and the Utility segment showed a slight decrease for the year. Profitability was down in both segments in 2022, compared to 2021 due to the same pricing pressures that impacted our U.S. operations. Entering 2022, the Canadian team was still managing through some operational challenges relating to COVID restrictions. The team remained focused on clear priorities to keep employees safe and provide excellent service to their clients. The Canadian team continues to make acquisitions and cultivate new customer prospects as they develop. Despite the challenges in 2022, the team adjusted throughout the year and remained focused on their clients and employees.

Our outlook for 2023 in Canada is very optimistic as we build on new client relationships and focus our resources on higher margin work. Through the collaborative efforts of our service lines, we have secured long term agreements on the new 5G



CLICK

UTILITY VEGETATION MANAGEMENT

CLICK

UTILITY ASSET MANAGEMENT

UTILITY RESOURCE GROUP

2022 REVENUE:
Increased by

$**63.6** million
or
30.3%



COMMERCIAL LANDSCAPE SERVICES

2022 REVENUE:
Increased by
$**14.2** million
or
13.8%

telecommunications infrastructure lines and have also secured a master service agreement with both class one rail companies, positioning Davey as the primary rail vegetation management company in Canada.

We are looking forward to 2023 and the successes that the Canadian team will deliver.

EMPLOYEES

Davey's growth the past few years has been exceptional. Attracting and retaining the best talent that we can, both in our field operations and in the corporate teams that support them, remains our biggest challenge, but we also see tremendous opportunities to leverage our culture, commitment to employees, and financial strength to become the employer of choice in all our markets. This commitment and investment in our employees in 2022 took the shape of facility improvements, on-the-road training sessions, benefit enhancements, operational software system upgrades, and so much more.

We cut the ribbon on the long anticipated third-wing addition to the corporate office in November. This 38,000-square-feet of additional space provides enough room to accommodate growth of our operations support teams for at least the next 10 years or more. We are currently in the process of renovating the existing two wings at our corporate office and anticipate that being completed in the fourth quarter of 2023. These upgrades will allow for enhanced customer service, both internally and externally, and improved employee morale and recruitment.

Late in 2022, we broke ground on the Davey SEED (Science, Employee Education and Development) Campus. We are devoting time, energy and expense in building the SEED Campus because we know that the demand for the services Davey provides is strong,

and in order to continue to meet that demand we need to attract, engage, train and retain the best possible employees. Both the SEED Campus and the corporate facility upgrade will provide an environment to secure and engage the multi-talented employees we will need in order to run the multi-billion dollar Company that we are quickly becoming.

Davey strives to provide our field crews with the latest equipment, including chippers to chainsaws, climbing harnesses, aerial units, and drones, to provide a safe and productive work environment. We do the same when it comes to the efficiency of our operational software systems for client and employee records, billing, fleet management and other back-end business needs. Progress continues on our initiative to upgrade our current SAP® business software solutions (Davey360) to SAP S/4HANA. This upgrade will improve business scalability, streamline, and automate processes currently performed manually, and keep us in compliance with SAP software support guidelines.

In 2022, our Training and Education personnel continued to expand on the extensive educational opportunities that we provide. Training is an investment in growing the skills of our employees that happens every day at every level. Training can vary from job briefings to safety tailgates, to more specialized training such as Factors and Forces, the Davey Institute of Utility Vegetation Management, the Davey Institute of Tree Sciences, the Davey Institute of Grounds Management (D.I.G.M.) and more. We continue to develop more robust course offerings on the Davey Learning Management System (LMS), through which employees can learn about a multitude of topics, when it is convenient for them, from virtually anywhere there is internet. The latest addition to these remote LMS programs includes an extensive offering of middle management training tracks, prioritized in our strategic

plan, and coordinated by our in-house training professionals, to assist our managers with professional, client and management skillsets they will benefit from as they advance within the Company.

Safety at Davey is both a personal and collective commitment. It is one of our six key values and is at the forefront of our minds every day. Numerous hours and millions of dollars are invested in our safety programs every year, in the relentless pursuit to ensure that every employee makes it home safely at the end of each day. In 2022, we pursued an opportunity to work directly to improve the health and safety of our Utility services employees, by appointing a health and safety director for utility solutions within the corporate safety department. This position creates an avenue for Davey to potentially work directly with some of our large, investor-owned utility company clients on our shared responsibility for keeping our employees safe. Additionally, safety-focused training programs remain an integral component of the courses available to our employees across our broad range of in-person and online training sessions. We will continue with our unwavering commitment to offer the safest possible work environment, and industry-leading training and education as we strive to reduce risk and injury in our workplace. Safety is a serious investment in our employees.

Davey has always been a company that has strived to be an inclusive employer, emphasized that fellow teammates be treated with respect, and provided equitable access to opportunities to all employees. The commitment to achieve these objectives is as old as the Company. Where we have recently elevated our efforts, however, is around setting clear expectations of what this looks like at Davey, providing education and training where we find gaps in performance versus expectations, and then holding ourselves accountable when we don't live up to expectations that were clearly communicated and trained for. This is how we learn, grow as people, and improve the Davey experience for every one of our employees, and we are committed to continuous improvement in this arena.

One example of these efforts is in the development and support of Employee Affinity Groups as a way to provide a safe, open, and inclusive forum where employees across the Company with shared identity, characteristics or experiences can build community with the support of Davey. These affinity groups essentially build on, broaden, and improve upon the Hispanic Roundtable events that we held 20 years ago as a way to gain a better understanding of how we could enhance our Company's communication methods, improve training techniques, overcome cultural differences, and promote career opportunities to our Hispanic teammates. These gatherings, both today and in the past, provide a voice for, and allow for feedback from, valued groups within our Company, and are an excellent way to improve and develop solutions to address the gaps in our efforts to create shared and equal opportunities for all our employees.

Another example of this continuous improvement is the way that we have leveraged the LMS to launch an introductory video for supervisors and managers explaining what diversity, equity, and inclusion (DEI) is, and what it looks like in the workplace. The training includes helpful concepts to be applied in both the hiring process and in the management of a diverse workforce. Using this training is important to assure we are following state and federal laws, but also to clearly communicate and reinforce the expectations around how Davey teammates are to be treated.

In 2022, we met various challenges head on, worked to overcome obstacles and moved many of our strategic initiatives forward in impactful ways. As a

management team, we emphasize the importance of leading by example with integrity, empathy, respect for each other, and stewardship. Our employees' efforts and dedication to the Company and our clients is recognized and appreciated by the Board and management team and will continue to be crucial to our success in the coming years.

USES OF CAPITAL

Liquidity remains a priority for the Company and is even more important as we continue to evolve and invest in our employees in areas like technology upgrades and the SEED campus. We have various requirements for cash which consist primarily of the redemptions of stock, investments in technology, and capital expenditures such as equipment, land and buildings necessary to operate and grow the business. Our treasury, accounting and operations teams are dedicated to managing cash and our working capital, and we have strong collaboration between the teams in our working capital and collections process.

In 2022, we redeemed $75,694,000 in Company stock, an increase of 48.6% from 2021. The increase was related to the Company intentionally purchasing back shares from terminated shareholders, the increase in our share price, and increased redemptions from several shareholder groups. The Company paid dividends to shareholders totaling $3,540,000 for 2022, which is 5.8% of net income for the year.

Throughout 2022, we continued building for the future by investing in our people, equipment, and other resources to facilitate Company growth, safety, and profitability. A few of the key investments include our SAP upgrade project, expanding the use of technology in our vehicles to manage driver behavior and data-gathering on our vehicles, the SEED Campus, and our corporate facility addition and renovations.

We also continued our efforts to purchase real estate for key branch offices in markets where leasing has become a challenge due to zoning changes and elevated rental expense. These investments will secure our presence in markets where it is critical to maintain proximity to our clients. As the Company evolves and continues to grow, it is important that we continue to invest in our future.

We continue to purchase and lease fleet and equipment with an emphasis on greater fuel efficiency and safety components. As the U.S. electric vehicle (EV) infrastructure improves, we anticipate that the next few years will bring dramatic improvements in the availability, effectiveness, and viability of commercial EVs, and we will continue order and test some EV units for our fleet. In 2022, Davey was ranked #27 in the Top 50 Green Fleets, which include the combination of hybrids and EVs. The cost, sustainability, and environmental impact advantages that a majority leased, EV commercial fleet could provide to us within the next several years is exciting, and we look forward to the opportunities to dramatically upgrade and improve the efficiency and safety of this critical part of our business.

ACQUISITIONS

Acquisitions remain an important part of the Company's growth strategy, and in 2022 we welcomed eight new companies into the Davey family. These companies bring a breadth of talented, dedicated, and high-quality teams to the Company and we are excited to welcome them to Davey. Our acquisition strategy remains consistent. We look for solid opportunities that can enhance the Company's offering and footprint in various ways while adding value.

A good example of this is our acquisition of Restoration Systems (RS) in Raleigh, North Carolina. RS provides





Davey the ability to enhance our offerings in mitigation banking and stream restoration. They also bring new capabilities to the Company with a product called Living Shorelines, which helps control coastal erosion. As we establish high-level environmental, social, and business governance goals for our Company in the coming years, we are excited to have the opportunity to expand our client offerings and grow in ways that are socially responsible, beneficial to the communities that we work and live in, and smart business practices.

Overall, acquisitions provide a means for the Company to expand into new geographic locations, add expertise and talent, enhance our current locations, and broaden our service lines. Davey has become the preferred option by company owners in our industry looking for a strategic merging of their business and culture with a company with shared values. In the acquisition process, we look to build trust, deliver flexibility and integrity to the seller, ensure our motivations are in sync and improve the lives of the teammates we gain in the process. While organic growth remains the primary component of our revenue growth, acquisitions will always be an important contributor to our success, and we are focused on strategies in both areas to assist with our objectives.

STRATEGIC PLAN

In 2022, we continued to make progress toward our Vision 2030 strategic plan goals. Our objective – make Davey a great place to work, deliver excellent client service and increase shareholder value – remain at the forefront of our strategic planning process and decision making. We continue to have bimonthly Strategic Leadership Team meetings to ensure we remain focused on the initiatives that can make a difference and move the Company forward. Along with the meetings, we discuss, track, and monitor our progress throughout the year. This keeps us focused on the larger items needed to think strategically and plan for the future, while also addressing the immediate needs to run our business. Many of the advancements that have helped us be so successful over the past 5 years began as strategic plan ideas and initiatives.

As we do every year, we have reset and prioritized our action steps for 2023. These tactical actions contribute to and drive us toward the long-term goals of our three strategies: Enrich and deepen Davey's culture, create an environment for employees to grow and succeed, and make it easier to do business with us. We will continue to provide updates on our progress to employees at Townhall meetings, our customized Davey app, DaveyConnect, as well as through other communications such as the Davey Bulletin for all shareholders.

BOARD OF DIRECTORS

Our Board of Directors in 2022 consisted of Patrick M. Covey, Donald C. Brown, Alejandra Evans, Thomas A. Haught, Catherine M. Kilbane, Charles D. Stapleton, Karl J. Warnke and Matthew C. Harris. At the Annual Shareholder Meeting on May 17, 2022, 68.53% of the total shares eligible to vote were represented either in person or by proxy. Current director Alejandra Evans and nominee for director, Matthew C. Harris were elected for the term expiring on the date of the Company's 2025 Annual Meeting of Shareholders. Matthew C. Harris brings a strong background and understanding of our industry as the former Chief Executive Officer of the Arbor Day Foundation, a nonprofit conservation and education organization. Matt is also involved with several other Boards in the arboretum and nature conservancy field. We look forward to Matt's contributions to the Board.

Douglas K. Hall and William J. Ginn both retired from the Board in May 2022, and we would like to thank Doug and Bill for their commitment to Davey and for their valuable contributions to the Board of Directors. Doug and Bill were both long-term Board members and due to their intellect, humble attitudes, and overall enthusiasm for Davey Tree, we are a better Company since they served on the Board. We appreciate Doug and Bill's efforts and dedication to Davey's growth, and their experience on the Board and Committees will be missed.

LOOKING AHEAD TO 2023

The demand for our services remains strong. Many of our operations have backlogs for work that are consistent with recent years. Not too long ago, many of our operations would have experienced significant drops in volume during the winter months, but ongoing efforts to market and promote dormant season work, mainly in the north, remain fruitful. We continue to be proactive in selling and scheduling services during the winter months, and that strategy helps us with year-round growth. Thanks to the high demand, and having sound fundamentals within our operations, we are confident in our ability to deliver in 2023 and anticipate a strong year.

We are working on many opportunities and improvements in 2023, but the primary competitive advantage in our markets will remain our culture of employee-ownership, teamwork, and commitment to each other and our clients. We are fundamentally and financially strong and have long-standing relationships with our trusted financial partners. This, combined with our focus on our employees, clients, and shareholders, will lead to continued success for the Davey Company, our employees, and our shareholders.

As a shareholder, I want to thank you for your continued support and the trust that you place in our management team and employees. Many of you have either contributed to our success with your past contributions or are actively contributing as a current employee of the Company. We have all played a part in the amazing Company that we own, and we should take great pride in our collective successes.

For additional information and news on the Company, please go to: https://www.davey.com/shareholders.

Patrick M. Covey

Patrick M. Covey
Chairman, President and Chief Executive Officer

INVESTING IN OUR EMPLOYEES

FACILITIES IMPROVEMENTS

The long-awaited third-wing addition to the corporate office opened to much fanfare in November, providing 38,000-square-feet of additional space to accommodate growth of our operations support teams for at least the next 10 years or more. Shortly after cutting the ribbon on the third-wing, construction started on the new Davey SEED (Science, Employee Education and Development) Campus, which will include a

25,000 square-foot training center and associated offices and a 10,700 square-foot indoor climbing center. In 2022, a new driver-training facility opened near the Kent Shop that makes it possible for Davey to offer Entry-Level Driver Training (ELDT) for employees to earn their Commercial Driver's License (CDL) through a mix of in-person sessions and online courses on the Davey Learning Management System (LMS).



STOCK SUBSCRIPTION

Davey held its fifth stock subscription in Company history in August. Employees who subscribed had the opportunity to finance their shares over seven years with a low-interest rate loan and a 10% down payment. A total of 750 subscribers committed to close to 2 million shares subscribed, with stock rights. The 2022 subscription is the largest to date and outpaced the 2012 subscription. Stock subscriptions offer a rare opportunity when we can collectively show our commitment to the Company and our belief in the employee-ownership business model.

ROBUST TRAINING

Training at Davey is an investment in our employees, our clients and our Company. Training varies from job briefings to safety tailgates, to more specialized courses such as Factors and Forces, the Davey Institute of Utility Vegetation Management, the Davey Institute of Tree Sciences, the Davey Institute of Grounds Management (D.I.G.M.), the inaugural Davey Institute of Biological Surveys, women's climbing workshops and more. These programs evolve, like D.I.G.M., which now holds classes in the South and West in addition to Kent. Similarly, Factors and Forces traveled in 2022, holding sessions in the Northeast, Midwest, Northwest, Southeast, Southwest and Canada.















TECHNOLOGY IMPROVEMENTS

Like we do with mechanical equipment, Davey strives to supply our employees with the latest software for business solutions. The Davey360 initiative to upgrade our current SAP® business software solutions to SAP S/4HANA progressed in 2022. Additionally, we continued to roll out field technology improvements, such as the implementation of iPads in some operations to reduce physical paperwork. Employees continue to show us that they embrace Davey's use of technology, as DaveyConnect reached 9,200 users in 2022.





WORKPLACE INCLUSIVITY

Davey's Justice, Equity, Diversity and Inclusion (JEDI) team launched new Employee Affinity Groups. The JEDI team defined and created these groups so our employees from diverse backgrounds have a safe, open and inclusive forum to build community with the Company's support. In 2022, the JEDI team introduced a diversity, equity and inclusion training video on the Davey LMS.



OUR VALUES

OUR VISION:
We create and deliver sustainable solutions.

Safety –
We protect and care for each other.

Leadership –
We take purposeful action toward our collective success.

Integrity –
We are honest and truthful in all we do.

Stewardship –
We make the world around us better.

Expertise –
We use science and knowledge to master our craft.

OUR MISSION:
We exceed client expectations.

Perseverance –
We create solutions to overcome challenges.

DAVEY
Proven Solutions for a Growing World



Board of Directors

Patrick M. Covey G	Chairman, President & Chief Executive Officer
Donald C. Brown AC	Retired Executive Vice President, Administration, FedEx Freight
Alejandra Evans AG	Retired Senior Vice President, Risk Management, USI Insurance Services
Matthew C. Harris A	Principal, HV Holdings LLC
Thomas A. Haught CG	President & CEO, Sequoia Financial Group
Catherine M. Kilbane AC	Retired Senior Vice President, General Counsel and Secretary of The Sherwin-Williams Company
Charles D. Stapleton AG	Retired COO & Executive Vice President, Motorists Insurance Group
Karl J. Warnke G	Retired Chairman, The Davey Tree Expert Company

Committees:
A - Audit   C - Compensation   G - Governance

Officers

Patrick M. Covey	Chairman, President & Chief Executive Officer
Joseph R. Paul	Executive Vice President, Chief Financial Officer & Assistant Secretary
Christopher J. Bast	Senior Vice President, Treasurer & Operations Support
Joseph E. Day	Executive Vice President & GM, U.S. Residential Operations
James E. Doyle	Executive Vice President & GM, Davey Tree Expert Co. of Canada, Limited
Larry R. Evans	Executive Vice President & GM Davey Tree Surgery Company
James C. Houston	Vice President & GM, Eastern Operations, U.S. Residential/Commercial Services and Commercial Landscape Services

Gregory M. Ina	Executive Vice President of the Davey Institute and Employee Development
Dan A. Joy	Executive Vice President & Assistant to the President
Brent R. Repenning	Executive Vice President of U.S. Utility & Davey Resource Group
Erika J. Schoenberger	Vice President, General Counsel & Secretary
Thea R. Sears	Vice President & Controller

Subsidiaries

Chippers, Inc.
Woodstock, Vermont

Davey Resource Group, Inc.
Kent, Ohio

Davey Tree Expert Co. of Canada, Limited
Ancaster, Ontario & Vancouver, Island, British Columbia

Davey Tree Surgery Company, Livermore, California

Standing Rock Insurance Company, Burlington, Vermont

Wolf Tree, Inc.
Knoxville, Tennessee

Counselors At Law

Thompson Hine LLP   Cleveland, Ohio

Independent Auditors

Deloitte & Touche LLP   Cleveland, Ohio

Organizational Vice Presidents

John G. Arico — Operations Vice President, Canadian Residential Operations, Davey Tree Expert Co. of Canada, Limited

Jack R. Bloomfield — Senior Vice President, Lakes Region, U.S. Utility Services

Scott R. Carlin — Vice President & GM, Asset Management Services, Davey Resource Group, Inc.

Brian M. Chromey — Vice President, Operations, Wetland Studies and Solutions, Inc.

Geoff D. Cowan — Vice President, North Central Operations, U.S. Residential/Commercial Services

Jeffrey A. Crites — Vice President, Commercial Tree Care Operations, U.S. Residential/Commercial Services

Anna C. Davis — Vice President, Human Resources

Andrew H. Ferguson — Vice President, Western Operations, U.S. Residential/Commercial Services

Dylan R. Glazer — Vice President, Operations, Davey Tree Expert Co. of Canada, Limited

Frank R. Graziano — Vice President and Chief Technical Officer, Wetland Studies and Solutions, Inc.

Daniel J. Gregory — Regional Vice President, Canadian Utility Operations, Davey Tree Expert Co. of Canada, Limited

Raymond J. Hannebique — Vice President, Pipeline Services, U.S. Utility Services

Marvin E. Hassell — Senior Vice President, Gulf Region, U.S. Utility Services

William R. Heriford — Regional Vice President, Davey Tree Surgery Company

Daniel A. Herms — Vice President of Research and Development, Davey Institute

Scott A. Hyland — Vice President, Marketing

Kenneth A. Joehlin — Vice President, DRG New Ventures, Davey Resource Group, Inc.

Steven C. Johnston — Regional Vice President, Utility Asset Management, Davey Resource Group, Inc.

Darran S. Malcolm — Operations Vice President, Eastern Utility and National Railroad, Davey Tree Expert Co. of Canada, Limited

John J. McCabe III — Vice President & GM, Utility Vegetation Management, Davey Resource Group, Inc.

Paul A. Milano — Vice President, Fleet Services and Procurement

David A. Miller — Regional Vice President, Southern Operations, Davey Tree Surgery Company

Michael J. Mittiga — Vice President & GM, Eastern Utility, U.S. Utility Services

Gregory T. Myers — Vice President, Operations, Commercial Landscape Services

Michael D. Nash — Vice President & GM, Canadian Residential Operations, Davey Tree Expert Co. of Canada, Limited

Johnny L. Page — Regional Vice President, Gulf Operations, U.S. Utility Services

Jeffrey S. Parson — Regional Vice President, Central Operations, U.S. Utility Services

Michael A. Perri — Regional Vice President, Ontario Utility Operations, Davey Tree Expert Co. of Canada, Limited

Patrick R. Perry — Vice President of Safety & Employee Development, Davey Tree Expert Co. of Canada, Limited

Kevin B. Peters — Vice President, Operations, Davey Tree Surgery Company

Blane Pshigoda — Operations Vice President, Commercial Landscape Services

Sandra L. Reid — Vice President, Corporate Communications and Strategic Planning

Jeremy L. Sadler — Regional Vice President, Business Development, Utility Asset Management, Davey Resource Group, Inc.

Philip G. Snyder — Vice President, East Atlantic Operations, U.S. Residential/Commercial Services

Emil E. Stahli — Vice President, Finance, Davey Tree Surgery Company

Mark J. Svozil — Vice President & GM, Commercial Landscape Services

John R. Tokarczyk — Regional Vice President, Lakes Region, U.S. Utility Services

Mark H. Turnbull — Regional Vice President, Canadian Utility Operations, Davey Tree Expert Co. of Canada, Limited

William J. Van Cura — Vice President, Operations, Atlantic Region and Wolf Tree, U.S. Utility Services

Blair A. Veitch — Vice President & GM, Canadian Utility Operations, Davey Tree Expert Co. of Canada, Limited

Timothy M. Walsh — Vice President, Health and Safety

Donald T. Winsett — Vice President of National Business Development

Karen M. Wise — Vice President, Environmental Consulting, Davey Resource Group, Inc.

James A. Zwack — Vice President & GM of the Davey Institute



DAVEY
SINCE 1880

DAVEY

Proven Solutions for a Growing World

THE DAVEY TREE EXPERT COMPANY
1500 North Mantua Street, P.O. Box 5193
Kent, Ohio 44240-5193

www.davey.com